Sub-Item 77O

                             Rule 10f-3 Transactions

     On August 22, 2002, Dreyfus Premier Municipal Bond Fund (the "Fund") purchased $10 million par value of municipal general obligation bonds (the "Bonds") at $111.623 (per $100 par amount). The Bonds were purchased from Salomon Smith Barney Inc., a member of the underwriting syndicate offering the Bonds, from their own account. Mellon Financial Markets, LLC ("Mellon"), an affiliate of the Fund, was a member of the syndicate but received no benefit in connection with the transactions. Salomon Smith Barney Inc. received a commission of $5 per bond. No other member received any economic benefit. The following is a list of the syndicate's members:



                              Salomon Smith Barney

Bear, Stearns & Co. Inc.                                                Goldman, Sachs & Co.
JPMorgan                             Lehman Brothers                    UBS PaineWebber Inc.

Advest, Inc.                         A.G. Edwards & Sons, Inc.          CIBC World Markets
Corby North Bridge Securities        Fahnestock & Co., Inc.             First Albany Corporation
H.C. Wainwright & Co., Inc.          Janney Montgomery Scott Inc.       Mellon Financial Markets, Inc.
Merrill Lynch & Co.                  Morgan Stanley                     Prudential Securities
Quick & Reilly, Inc.                 Ramirez & Co., Inc.                Raymond James & Associates, Inc.
RBC Dain Rauscher Inc.               State Street Capital Markets, LLC  Wachovia Bank National Association



     Accompanying this statement are materials presented to the Fund's Board of Trustees, which ratified the purchases as in compliance with the Fund's Rule 10f-3 Procedures, at the Fund's Board meeting held on September 18, 2002.